Exhibit 99.1

Global Ship Lease Announces Mandatory Partial Redemption of
9.875% First Priority Secured Notes Due 2022

LONDON, November 27, 2020 (GLOBE NEWSWIRE) – Global Ship Lease, Inc. (NYSE: GSL) (the “Company”) today announced that it has sent notice of mandatory partial redemption of its 9.875% First Priority Secured Notes due 2022 (the “Notes”) to holders of the Notes. The Company is mandatorily redeeming (the “Mandatory Partial Redemption”) of $28,000,000 aggregate principal amount of the Notes (the “Redeemed Notes”) at a redemption price equal to 102.00% of the principal amount thereof (the “Redemption Price”) plus accrued and unpaid interest to, but not including, the redemption date of December 7, 2020 (the “Redemption Date”). The Mandatory Partial Redemption is being made pursuant to requirements set forth in the indenture governing the Notes that requires the Company to redeem Notes.
The Redeemed Notes will be selected by Citibank, N.A., London Branch, as trustee, paying agent (in such capacity, the “Paying Agent”) and registrar (in such capacity, the “Registrar”) in accordance with the applicable rules and procedures of The Depository Trust Company. Notes and portions of Notes selected for redemption will be in principal amounts of $200,000 or integral multiples of $1,000 in excess of $200,000. Interest on the Redeemed Notes will cease to accrue on and after the Redemption Date. All Redeemed Notes must be surrendered to the Paying Agent to collect the Redemption Price plus accrued interest.
A Notice of Mandatory Partial Redemption has been, or will be, sent to the registered holders of the Notes on or about November 26, 2020, pursuant to the requirements of the indenture governing the Notes. Upon completion of the Mandatory Partial Redemption, approximately $233,436,000 aggregate principal amount of the Notes will remain outstanding.
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.

Global Ship Lease owns 43 containerships, ranging from 2,207 to 11,040 TEU, with a total capacity of 245,280 TEU and an average age, weighted by TEU capacity, of 13.4 years as at September 30, 2020. 25 ships are Post-Panamax, of which nine are fuel-efficient new-design wide-beam.

Adjusted to include all charters agreed, and ships acquired or divested, up to November 12, 2020, the average remaining term of the Company’s charters at September 30, 2020, to the mid-point of redelivery, including options under the Company’s control, was 2.3 years on a TEU-weighted basis. Contracted revenue on the same basis was $688.9 million. Contracted revenue was $764.9 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.6 years.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.
Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

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